

07005659

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 10549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-52632

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DE GUARDIOLA ADVISORS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
405 Park Avenue, Suite 1201
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola — (212) 753-2702
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

<u>OATH OR AFFIRMATION</u>

I, ROBERTO DE GUARDIOLA, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of DE GUARDIOLA ADVISORS, INC. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

DE GUARDIOLA ADVISORS, INC.



Roberto De Guardiola, President

Subscribed and sworn to
before me this 28 day of February, 2007



Notary Public

KAREN E. MATTIS
Notary Public, State of New York
No. 01MA6073149
Qualified in New York County
Commission Expires April 16, 2010

This report contains (check all applicable boxes)

x	(a)	Facing page.
x	(b)	statement of financial condition.
	(c)	statement of income.
	(d)	statement of cash flows.
	(e)	statement of changes in shareholders' equity or partners' or sole proprietor's capital.
	(f)	statement of changes in liabilities subordinated to claims of general creditors.
	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the SIPC supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
	(o)	Independent auditors' report on internal accounting control.
	(p)	Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

TABLE OF CONTENTS
DE GUARDIOLA ADVISORS, INC.
DECEMBER 31, 2006

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
De Guardiola Advisors, Inc.
405 Park Avenue, Suite 1201
New York, New York 10022

We have audited the accompanying statement of financial condition of De Guardiola Advisors, Inc. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of De Guardiola Advisors, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 26, 2007

DE GUARDIOLA ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2006
EXHIBIT A

ASSETS		
Cash and cash equivalents	$	169,552
Prepaid expenses		18,531
Other assets		4,997
TOTAL ASSETS	$	193,080
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses and other liabilities	$	51,703
Total Liabilities		51,703
Commitment - Note D		
Shareholder's Equity		
Common stock, no par value		
Authorized 200 shares; issued and outstanding 100 shares		12,000
Additional paid-in capital		1,851,072
Accumulated deficit		(1,721,695)
Total Shareholder's Equity		141,377
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	193,080

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

DE GUARDIOLA ADVISORS, INC.
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2006

Nature of Operations and Capitalization of the Company

De Guardiola Advisors, Inc. ("the Company") was organized on January 1, 2003 in the state of New York. The primary business of the Company is that of assisting and counseling in merger and acquisition transactions. The Company, an investment banker, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statement in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statement. Accordingly, upon settlement, actual results may differ from estimated amounts.

SEC Rule 15c3-3

The Company effected no transactions with customers as defined in Rule 15c3-3 and, therefore has no amounts reportable under the Rule.

Cash and Cash Equivalents

The Company considers all money market mutual funds and investments with an initial maturity of three months or less to be cash equivalents.

Note B - Income Taxes

The shareholder of the Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or certain state corporate taxes on its taxable income. Accordingly, no federal or state income taxes have been provided on such Subchapter "S" results. The Company is subject to local franchise taxes which are based on an alternative calculation other than income.

The Company's parent entity (shareholder) submits a combined local franchise tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company's local franchise tax, payment of this tax is remitted directly by the parent entity. Accordingly, the Company records it's allocable local franchise tax expense as a capital transaction.

Note C - Related Party Transactions

The Company has transactions with a related party, Villamar Associates, Inc. ("Villamar"). The Company has entered into a sublease agreement with Villamar for use of office space at 405 Park Avenue, Suite 1201, New York, New York. (See Note D)

The Company has an informal agreement with Villamar for administrative services expenses, providing for employee payroll, benefits and associated administrative expenses.

Note D - Commitments

Lease

The Company is obligated under an operating lease to a related party (see Note C) for office space in premises located at 405 Park Avenue, Suite 1201, New York, New York, expiring August 1, 2010.

Future minimum payments under the above lease, exclusive of escalations, consist of the following as at December 31, 2006:

2007	$ 209,498
2008	209,498
2009	209,498
2010	122,207
Total	$ 750,701

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $105,976 which was $100,976 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.28 to 1.

END